

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

Via Facsimile
Mr. Randy M. Griffin
Chief Executive Officer
Mesa Energy Holdings, Inc.
5220 Spring Valley Road, Suite 525
Dallas, Texas 75254

> **Re:** **Mesa Energy Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed June 3, 2011**
> **Response Letter Dated July 22, 2011**
> **File No. 000-53972**

Dear Mr. Griffin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief